SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13(d)-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

AquaBounty Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

UO387J108

(CUSIP Number)

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. UO387J108		13G

1.	Names of Reporting Persons Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 22,130,040

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 22,130,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,130,040

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person CO

CUSIP No. UO387J108		13G

1.	Names of Reporting Persons CFR International SpA

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 21,818,118

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 21,818,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,818,118

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.25%

12.	Type of Reporting Person CO

Item 1(a).		Name of Issuer: AquaBounty Technologies, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 2 Mill and Main Place, Suite 395 Maynard, Massachusetts 01754

Item 2(a) – (c).

Name, Address and Citizenship of Persons Filing:
Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

United States

CFR International SpA

Avenida Pedro de Valdivia No 295

Comuna de Providencia

Ciudad de Santiago Region Metropolitana

7500524 Chile

Chile

Item 2(d).		Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e).		CUSIP Number: UO387J108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check which person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
The information in items 1 through 12 on the cover pages (pages 2 and 3) of this statement is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

CFR International SpA, a share corporation (sociedad por acciones) organized under the laws of Chile, is an indirect, wholly-owned subsidiary of Abbott Laboratories.  The information regarding the shares of AquaBounty Technologies, Inc. held by CFR International SpA in items 1 through 12 on the cover pages (page 2) of this statement is incorporated herein by reference.

Western Pharmaceuticals SA, a corporation (sociedad anónima) organized under the laws of Ecuador and an indirect, wholly-owned subsidiary of Abbott Laboratories,  holds an additional 311,922 shares of Common Stock of AquaBounty Technologies, Inc.  Western Pharmaceuticals SA is subject to liquidation proceedings and voting and dispositive control over such shares is exercised by a liquidator appointed pursuant to Ecuadoran law.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Senior Vice President, Finance and
Chief Financial Officer

CFR INTERNATIONAL SpA

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Authorized Signatory

*  By John A. Berry, Attorney-in-Fact.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, Abbott Laboratories, an Illinois corporation, CFR International SpA, a share corporation (sociedad por acciones) organized under the laws of Chile, agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of AquaBounty Technologies, Inc., and further agree that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

The undersigned, being duly authorized, hereby execute this Agreement this December 30, 2016.

ABBOTT LABORATORIES

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Senior Vice President, Finance and Chief Financial Officer

CFR INTERNATIONAL SpA

By:	/s/ Brian B. Yoor*
Name:	Brian B. Yoor
Title:	Authorized Signatory

*  By John A. Berry, Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

ABBOTT LABORATORIES

Know all men by these presents that Abbott Laboratories does hereby make, constitute and appoint John A. Berry and Jessica H. Paik, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver in connection with the shares of AquaBounty Technologies, Inc. (the “Company”) held by Abbott Laboratories or its subsidiaries such (a) forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5, and in connection with any applications for EDGAR access codes, including Form ID, and (b) such other agreements and instruments as they may be deemed necessary, desirable or convenient with respect to the shares of the Company held by Abbott Laboratories and its subsidiaries.

	By:	/s/ Brian B. Yoor
	Name:	Brian B. Yoor
	Title:	Senior Vice President, Finance and Chief Financial Officer

Date: December 21, 2016

POWER OF ATTORNEY

CFR INTERNATIONAL SPA

Know all men by these presents that CFR International SpA does hereby make, constitute and appoint John A. Berry and Jessica H. Paik, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver in connection with the shares of AquaBounty Technologies, Inc. (the “Company”) held by CFR International SpA such (a) forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5, and in connection with any applications for EDGAR access codes, including Form ID, and (b) such other agreements and instruments as they may be deemed necessary, desirable or convenient with respect to the shares of the Company held by CFR International SpA.

	By:	/s/ Brian B. Yoor
	Name:	Brian B. Yoor
	Title:	Authorized Signatory

Date: December 21, 2016